
SEC MAIL PROCESSING
RECEIVED
MAR 0 5 2007
WASH, D.C.
203
SECTION



07001829

U
SECURITIES AN
Wash

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 23972

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-06 (MM/DD/YY) AND ENDING 12-31-06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Saddlebrook Investments, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5700 Saddlebrook Way
(No. and Street)

Wesley Chapel (City) FL (State) 33543-4499 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Diane Hall, Controller 813-907-4666
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

See attached notice pursuant to rule 17a-5(e)(1)(ii)
(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

☐ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 1 3 2007
B
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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OATH OR AFFIRMATION

I, Don Allen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Saddlebrook Investments, Inc., as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

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Signature

Treasurer

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Saddlebrook Investments, Inc.
Notice Pursuant to Rule 17a-5(e)(1)(ii)
December 31, 2006

Re: SEC File No. 8-23972
NASD Firm ID No. 013448
Florida File No. 013274D

Pursuant to Rule 17a-5(d)(2), the attached annual report is in a format that is consistent with Form X-17A-5, Part IIA.

The attached report does not contain audited financial statements because this company only transacts its securities business for a single issuer and is, therefore, exempt from the requirements of audited financial statements. This exemption is pursuant to Rule 17a-5(e)(1)(i)(A) of the Securities and Exchange Act of 1934 and Rule 3E-300.002(3)(D) of the Florida Division of Securities.

Manually signed copies of this report have been filed with:

U.S. Securities and Exchange Commission
Division of Market Regulation
450 5th Street, NW
Washington, DC 20549

U.S. Securities and Exchange Commission
Southeast Regional Office
801 Brickell Avenue, Suite 1800
Miami, Florida 33131

NASD / Systems Support
Attn: Eleanor Sabalbaro
9509 Key West Avenue, 3rd Floor
Rockville, Maryland 20850

NASD Firm ID 013448

Saddlebrook Investments, Inc.
Balance Sheet
December 31, 2006
(Unaudited)

	Allowable	Non-allowable	Total
Assets			
Cash	20,584		20,584
Other securities	101,143		101,143
Receivable from non-customers		0	0
Receivable from affiliate		489,082	489,082
Total assets	121,727	489,082	610,809
Liabilities and Ownership Equity			
Accounts payable and accrued liabilities	4,000		4,000
Payable to affiliate	343		343
Total liabilities	4,343	0	4,343
Common stock			500
Paid-in capital			345,556
Retained earnings			260,411
Total ownership equity			606,467
Total liabilities and ownership equity			610,809

NASD Firm ID 013448

Saddlebrook Investments, Inc.
Income Statement
For the Year Ended December 31, 2006
(Unaudited)

Commissions on sales of security real estate	309,398
Interest income	3,547
Total revenues	312,944
Employee compensation and benefits	137,715
Regulatory fees and expenses	1,494
Other expenses	114,714
Total expenses	253,923
Net income	59,021

2/27/2007 SI_FS:WKS/DHall

NASD Firm ID 013448

Saddlebrook Investments, Inc.
Statement of Changes in Ownership Equity
For the Year Ended December 31, 2006
(Unaudited)

Balance at beginning of period	547,446
Net income	59,021
Balance at end of period	606,467

NASD Firm ID 013448

Saddlebrook Investments, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2006
(Unaudited)

Cash flows from operating activities	
Net Income	59,021
Change in assets and liabilities	
(Increase) decrease in	
Accounts receivable	18,600
Increase (decrease) in	
Accounts Payable	808
Net cash provided by operating activities	78,429
Cash flows from financing activities	
Net payments from (to) related parties	(91,342)
Net cash used in financing activities	(91,342)
Net decrease in cash and cash equivalents	(12,913)
Cash and cash equivalents, beginning of year	134,639
Cash and cash equivalents, end of year	121,726

NASD Firm ID 013448

Saddlebrook Investments, Inc.
Computation of Net Capital
December 31, 2006
(Unaudited)

Ownership equity	606,467
Less non-allowable assets	(489,082)
Net capital before haircuts	117,384
Less haircuts on securities	(2,120)
Net capital	115,264

Basic Net Capital Requirement

Aggregate indebtedness	4,343
Net capital	115,264
Less minimum net capital requirement	(5,000)
Excess net capital	110,264
Ratio of aggregate indebtedness to net capital	0.04

END

2/27/2007 SI_FS.WKS/DHall